UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Techwell, Inc.

(Name of Subject Company)

Techwell, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

 (Title of Class of Securities)

87874D 10 1
(CUSIP Number of Class of Securities)

Fumihiro Kozato

President and Chief Executive Officer

Techwell, Inc.

408 E. Plumeria Drive, San Jose, California 95134

(408) 435-3888

 (Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Jorge del Calvo, Esq.

James J. Masetti, Esq.

Pillsbury Winthrop Shaw Pittman LLP
2475 Hanover Street
Palo Alto, CA 94304

(650) 233-4500

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on March 30, 2010 (which, together with any amendments and supplements thereto, including that certain Amendment No. 1 filed on April 7, 2010, Amendment No. 2 filed on April 12, 2010, and Amendment No. 3 filed on April 19, 2010, collectively constitute the “Schedule 14D-9”) by Techwell, Inc., a Delaware corporation (“Techwell” or the “Company”), relating to the offer (the “Offer”) by Navajo Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect, wholly-owned subsidiary of Intersil Corporation, a Delaware corporation (“Intersil”), as set forth in a Tender Offer Statement filed by Intersil and Purchaser on Schedule TO, dated March 30, 2010 (as previously filed with the SEC, together with the amendments thereto, the “Schedule TO”), to purchase all shares of common stock, par value $0.001 per share, of Techwell (“Techwell Common Stock”), that are outstanding and the associated preferred stock purchase rights (the “Techwell Rights”) issued in connection with and subject to the Rights Agreement, dated August 4, 2009, between Techwell and Computershare Trust Company, N.A. (which Techwell Rights, together with the shares of the Techwell Common Stock are referred to as the “Shares”), at a purchase price of $18.50 per Share, net to the holder thereof in cash, without interest, but subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 30, 2010, and in the related Letter of Transmittal, copies of which are filed with the Schedule 14D-9 as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 4 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 4 is being filed to reflect certain information about the completion of the Offer.

Item 8.  Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

“(x)                            Expiration of the Initial Offering Period and Completion of Offer.

Intersil and Techwell announced on April 27, 2010 the completion of the Offer.  The initial offering period expired at 12:00 midnight, New York City time, on Monday, April 26, 2010.  According to BNY Mellon Shareowner Services, the depositary for the Offer, as of 12:00 midnight, New York City time, on Monday, April 26, 2010, a total of 20,517,181 Shares were validly tendered and not properly withdrawn in the Offer, representing approximately 81.53% of all outstanding shares of the Company’s common stock on a fully diluted basis (as that term is defined in the Merger Agreement).  The depositary also informed Intersil that it received commitments to tender 1,590,570 additional Shares under the guaranteed delivery procedures for the Offer.  Purchaser has accepted for payment all Shares that were validly tendered in the Offer (including Shares tendered to the depositary pursuant to the Offer’s guaranteed delivery procedures), and payment for such Shares has been or will be made promptly, in accordance with the terms of the Offer.

Pursuant to the terms of the Merger Agreement, Purchaser has notified the Company that it intends to exercise the Top-Up Option to increase its ownership to at least one share more than 90% of the number of shares of the Company’s common stock outstanding (after giving effect to the issuance of the shares of the Company’s common stock pursuant to the Top-Up Option).  As described in the Merger Agreement, the purchase price per share of the Company’s common stock in respect of the Top-Up Option will be equal to the Offer Price.  Intersil has advised the Company that following the purchase of shares of the Company’s common stock pursuant to the Top-Up Option, Purchaser intends to promptly consummate the Merger under the short-form merger provisions of the DGCL and as described under the heading “(iii) Vote Required to Approve the Merger and DGCL Section 253” of this Item 8, without any further action by or vote of the Company’s stockholders other than Purchaser.  As described in the Merger Agreement, each Share that is issued and outstanding and that has not been accepted for payment pursuant to the Offer (other than any Shares held in the treasury of the Company and Shares owned by Intersil, Purchaser or the Company, all of which will be cancelled), will, at the effective time of the Merger, be cancelled and, subject to the exercise of appraisal rights under the DGCL, converted into the right to receive $18.50 per Share, net to the stockholder in cash, without interest and less any required withholding taxes, which is the same amount per Share that was paid in the Offer.  Following the Merger, the Shares will no longer be listed on the Nasdaq Global Market and the Company will no longer have reporting obligations under the Exchange Act.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TECHWELL, INC.

Date: April 27, 2010	/s/ Mark Voll

Mark Voll
Vice President of Finance and Administration and Chief Financial Officer